Exhibit 99.1

Hut 8 Mining Joins Canadian Renewable Energy Non-Profit Group:
Business Renewables Centre Canada

TORONTO, Jan. 11, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Hut 8 is thrilled to announce that it has joined the Business Renewables Centre Canada ("BRC Canada"). Hut 8 is the first digital asset mining company to become a member of the organization. The BRC Canada is a not-for-profit community that works with industry experts to accelerate the uptake of renewable energy in Canada. Being a part of the BRC Canada provides Hut 8 with the opportunity to work with a wide array of companies and leading-edge renewable energy developers. Additional benefits of membership include the opportunity for Hut 8 to support integration, acceleration, and the uptake of renewable and low-emission sources of power across Canada.

"We are committed to building a business focused on driving industry awareness around sustainability practices in the digital asset mining and blockchain ecosystem," said Jaime Leverton, CEO of Hut 8 Mining. "We are thrilled to be the first digital asset mining company to join the BRC Canada and look forward to the opportunity to be a part of an organization that is focused on driving change and renewable energy adoption in Canada."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. With two sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding the Company's ability to ascertain renewable energy sources and partnerships, derive any membership benefits from its relationship with BRC Canada and any integration, acceleration, and the uptake of renewable and low-emission sources of power across Canada.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 11-JAN-22